January 11, 2016

Via Edgar

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fuel Systems Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 12, 2015

File No. 1-32999

Staff Comment Letter Dated December 22, 2015

Dear Ms. Blye:

We are writing in response to your letter dated December 22, 2015 relating to our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. For your convenience, we have repeated your comments along with our reply.

General

1.	You stated in your letter to us dated June 27, 2012, that you anticipated that you would have completely withdrawn from business in Syria upon the termination of a warranty period extending through 2014. Please tell us whether you in fact ended all direct and indirect contacts with Syria in 2014, as you anticipated.

Response:

As anticipated in our letter dated June 27, 2012, we ended all direct and indirect contacts with Syria in 2014 and have completely withdrawn from business in Syria.

Fuel Systems Solutions, Inc. acknowledges that:

•	Fuel Systems Solutions, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Fuel Systems Solutions, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like additional information, please contact me by e-mail at pbersani@fsysinc.com or by phone at (646) 502-7170, or Ronald H. Janis of Day Pitney LLP, the Company’s outside legal counsel, at (212) 297-5813.

Sincerely,

/s/ Pietro Bersani
Pietro Bersani

Chief Financial Officer

cc:	Anne Nguyen Parker, Assistant Director

Division of Corporation Finance

Pradip Bhaumik, Special Counsel

Office of Global Security Risk

Ronald H. Janis, Esq.

Day Pitney LLP

Brian V. Breheny, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

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